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                                                                  EXHIBIT (A)(9)


                               WEGENER LETTERHEAD


                                  May 14, 2003


Mr. Robert C. Fitting
Chief Executive Officer
Radyne ComStream Inc.
3138 East Elwood Street
Phoenix, Arizona 85034


Re:      Proposed Increase to Offer Price for Wegener Corporation


Dear Mr. Fitting:


     I am in receipt of your letter dated May 13, 2003 addressed to the Board of Directors of Wegener Corporation. Upon receipt, and on behalf of the full Wegener Board, I immediately referred your letter to the committee of independent, non-management directors and asked that committee to evaluate the subject matter of your letter and recommend a course of action to the entire Board.


     The independent committee met with their independent legal and financial advisors late in the afternoon of May 13, 2003. The committee noted that your letter contained a conditional offer to increase Radyne's offer price in its tender offer for shares of Wegener common stock by up to $1.05 million in the aggregate, or $.085 per share, from $1.55 per share to $1.635 per share. The independent committee, after consultation with its legal and financial advisors, concluded, and the entire Wegener Board has agreed, as follows:


   1. The conditions to your offer are not acceptable. The Company has no intention of rescinding any agreements put in place for good and valid reasons and designed to protect the long-term value of the Company for our stockholders;


   2. Even if your conditions were acceptable, an offer price of $1.635 per share remains grossly inadequate and unfair to our stockholders; and


   3.   The Company is not for sale at the present time.


                                    Very truly yours,


                                    /s/ Robert A. Placek


                                    Robert A. Placek
                                    Chairman of the Board, President and
                                    Chief Executive Officer